FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Dan Amadori , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)Dan Amadori, CFO	February 15, 2023
Name:	Date:
Title:

Reporting Issuer Name:	Micromem Technologies Inc.

End date of previous financial year:	October 31, 2022

Type of Reporting Issuer:	☑ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	CSE

(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:

(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	MRM

1st Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC	November 1, 2021 to January 31, 2022
Rule 13-502 Fees)

Closing price of the security in the class or series
on the last trading day of the specified trading
period in which such security was listed or quoted
on the highest trading marketplace	$0.075 (i)

Number of securities in the class or series of such
security outstanding at the end of the last trading
day of the specified trading period	443,044,888 (ii)

Market value of class or series	(i) x (ii) $ 33,228,367 (A)

2nd Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC	February 1, 2022 to April 30, 2022
Rule 13-502 Fees)

Closing price of the security in the class or series
on the last trading day of the specified trading
period in which such security was listed or quoted
on the highest trading marketplace	$0.05 (iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading
day of the specified trading period	447,191,433 (iv)

Market value of class or series	(iii) x (iv) $ 22,359,572 (B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC	May 1, 2022 to July 31, 2022
Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.06 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	447,191,433 (vi)

Market value of class or series	(v) x (vi) $ 27,545,128 (C)

4th Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	August 1, 2022 to October 31, 2022

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.045 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	467,607,678 (viii)

Market value of class or series	(vii) x (viii) $21,042,346 (D)

5th Specified Trading Period (dd/mm/yy) (if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	_________________ to _________________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$_______________________ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	________________________ (x)

Market value of class or series	(ix) x (x) $ (D)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$26,043,853 (1)

5th Specified Trading Period (dd/mm/yy) (if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	_________________ to _________________

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c)
of OSC Rule 13-502 Fees)	$_________________________ (2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2) $26,043,853________________

Participation Fee	$2,590
(For Class 1 reporting issuers, from Appendix A of
OSC Rule 13-502 Fees, select the participation fee)

(For Class 3B reporting issuers, from Appendix
A.1 of OSC Rule 13-502 Fees, select the
participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-
502 Fees)	$_________________________

Total Fee Payable
(Participation Fee plus Late Fee)	$2,590